Exhibit 12.1

NSTAR Electric Company

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended June 30, 2011

(in thousands)

Net income from continuing operations	$246,709
Less: equity income from investees	924
Plus: distributed income of equity investees	1,020
Income taxes	160,078
Fixed charges (including securitization certificates)	76,785

Total	$483,668

Interest expense	$70,381
Interest component of rentals (estimated as one-third of rental expense)	6,404

Total	$76,785

Ratio of earnings to fixed charges	6.30